BAKER & McKENZIE
貝克・麥堅時律師事務所

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Washington, DC

April 13, 2006

Our ref: 32002208-000003
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated January 11, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Lydia

Michelle Li / Joyce Yip

Encl.

4/19

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on April 3, 2006

1. Announcement re Written resolutions passed at the Fourth Board Meeting of 2006, released on April 10, 2006;
2. Announcement re Resolution Passed at the 2006 Third Meeting of the Supervisory Committee, released on April 10, 2006; and
3. Announcement re Notice of 2005 Annual General Meeting, Proposed Amendments to Articles of Association and Book Closure, released on April 11, 2006, in English and in Chinese.



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in The People's Republic of China with limited liability)

(Stock Code: 1138)

Written resolutions passed at the Fourth Board Meeting of 2006

*The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the Directors adopted the written resolutions (the "**Written Resolutions**") in lieu of a physical meeting on 7 April 2006, during which, inter alia, the resolutions set out below were duly passed.*

The Board is pleased to announce that the Directors adopted the written resolutions on 7 April 2006 in lieu of a physical meeting.

The Written Resolutions were duly passed in accordance with the relevant provisions of the Company Law of the People's Republic of China (the "PRC") and the articles of association of the Company. The following resolutions, amongst other resolutions, were duly passed at the Meeting:

1. the appointment of the Board for the fifth term of service, including the reappointment of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors of the Company, reappointment of Mr. Yao Zuozhi as non-executive director of the Company, reappointment of Mr. Hu Honggao, Mr. Xie Rong and Mr. Zhou Zhanqun as independent non-executive directors of the Company, and appointment of Mr. Zhang Guofa as executive director of the Company; and
2. the convening of the 2005 Annual General Meeting of the Company.

Details of Proposed Directors for election or re-election at the AGM

(1) Mr. Li Shaode ("Mr. Li")

Mr. Li Shaode, born in August 1950, is the Chairman of the Company, Party Secretary, Vice President and Senior Economist of China Shipping (Group) Company. Mr. Li is also a non-executive director and Vice Chairman of China Shipping Container Lines Co., Ltd.. Mr. Li joined Shanghai Bureau of Maritime Transportation Administration ("BOMTA") in 1968, and was formerly the Deputy Secretary of the Oil Tanker Branch and the Head of Employment Relationship Department. Since 1988, he has been a Deputy Head of Shanghai BOMTA. Mr Li joined the Company when the Company was established in 1994 and then became the General Manager of Shanghai Shipping (Group) Company in 1995, the Chairman of Shanghai Hai Xing Shipping Co., Ltd. in 1996. Mr. Li has been engaging in enterprise management, human resources development and planning of adjustment work. Mr. Li has directed the business development of the SHS Group for a considerable period. He is very experienced in enterprise management. He graduated in 1983 from Shanghai Maritime University with a professional qualification in maritime transportation management. Mr Li was conferred a master degree in mechanical engineering in 1987, and was engaged as a visiting professor by Shanghai Maritime University, the Deputy Chairman of the China Shipowners Association and a chief commissioner of the Navigation Technology magazine. Mr Li is awarded the honour of special contribution to the State.

In accordance with the articles of association of the Company, Mr. Li's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Mr. Li will enter into a service contract with the Company. Save as disclosed above, Mr. Li did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. During the proposed term of employment, Mr. Li will not be entitled to any remuneration nor bonus payments as a Director. There is no other information relating to the appointment of Mr. Li that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules"). Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(2) Mr. Wang Daxiong ("Mr. Wang")

Mr. Wang Daxiong, born in December 1960, is a director of the Company, the Vice President and Senior Accountant of China Shipping (Group) Company. Mr. Wang is also a non-executive director of China Shipping Container Lines Co., Ltd., a director of China Merchants Bank Co., Ltd. and Chairman of China Shipping (Hai Nan) Hai Sheng Shipping Co., Ltd.. Mr. Wang joined Guangzhou BOMTA in 1983, and was formerly a section chief, then assistant head of Finance Division of Guangzhou BOMTA. Since 1996, he has been a director and the chief accountant of Guangzhou Shipping (Group) Company and joined the Company in 1997. Mr. Wang has a good command of financial and accounting knowledge and has acquired substantial experience in finance, accounting, enterprise operation and coordination. Mr. Wang graduated from Shanghai Maritime University with a professional qualification in finance and accounting in 1983.

In accordance with the articles of association of the Company, Ms. Wang's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Save as disclosed above, Mr. Wang did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Wang will enter into a service contract with the Company. During the proposed term of employment, he will not be entitled to any remuneration nor bonus payments as a Director. There is no other information relating to the appointment of Mr. Wang that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(3) Mr. Mao Shijia ("Mr. Mao")

Mr. Mao Shijia, born in March 1950, is a director and the general manager of the Company. Mr. Mao graduated from Shanghai Maritime University in 1974, having majored in maritime piloting. Mr. Mao joined Shanghai COSCO in 1974, and was formerly a captain and manager of Shanghai COSCO International Cargo Transportation Company and Beijing COSCO International Cargo Transportation Company, the Deputy General Manager of Shanghai COSCO, the General Manager of China Merchants Group Ming Hua Shipping Company and China Merchant Transportation Group. Mr. Mao joined China Shipping (Group) Company (the "Group Company") in January 2001, and was General Manager of China Shipping Terminal Development Co., Ltd (a subsidiary of Group Company) and China Shipping Logistics Co., Ltd. (a subsidiary of Group Company). Since November 2002, Mr. Mao has served as an assistant president of Group Company and then joined the Company in 2004. In addition, Mr. Mao has been engaged in shipping enterprise management and operation for a considerable period. He is well experienced in enterprise management.

In accordance with the Articles of Association of the Company, Ms. Mao's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Save as disclosed above, Mr. Mao did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Mao will enter into a service contract with the Company. During the proposed term of employment, he will not be entitled to any remuneration nor bonus payments as a Director. There is no other information relating to the appointment of Mr. Mao that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(4) Mr. Wang Kunhe ("Mr. Wang")

Mr. Wang Kunhe, born in September 1948, is a director, the deputy general manager and senior engineer of the Company. He joined Guangzhou BOMTA in 1974, and then was its chief engineer and mehanical director. In 1995, he was the deputy general manager, general manager of Guangzhou Maritime Xinghua Shipping Company. In 1998, he was the Deputy General Manager of the cargo vessel branch of the Company, General Manager of China Shipping Supply and Trading Company Limited. Mr. Wang graduated from Jimei University, and has been engaging in navigation and shipping management for many years, and has extensive experience in corporate management.

In accordance with the articles of association of the Company, Ms. Wang's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Save as disclosed above, Mr. Wang did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Wang will enter into a service contract with the Company. During the proposed term of employment, Mr. Wang will not be entitled to any remuneration nor bonus payments as a Director. There is no other information relating to the appointment of Mr. Wang that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(5) Mr. Yao Zuozhi ("Mr. Yao")

Mr. Yao Zuozhi, born in October 1946, is a Diretor of the Company. Mr. Yao is also a supervisor and chairman of the supervisory committee of China Shipping Container Lines Company Limited, and a director of China Shipping (Hai Nan) Hai Sheng Shipping Company Limited. Mr. Yao joined Guangzhou BOMTA in 1965 and was formerly the section chief, deputy director of the organisation department, chief of the organisation division and Deputy General Manager of Guangzhou BOMTA. Since 1993, Mr. Yao had been the Deputy General Manager of Guangzhou BOMTA, and since 1997 he has been the Secretary of the Party Committee of Guangzhou BOMTA. Since 1998 Mr. Yao had been the Secretary of the Party Committee of China Shipping Development Co., Ltd Tramp Branch, and resigned from such position in 2003. Mr. Yao graduated in 1985 from the politics department of South China Normal University.

In accordance with the articles of association of the Company, Ms. Yao's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Save as disclosed above, Mr. Yao did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Yao will enter into a service contract with the Company. During the proposed term of employment he will not be entitled to any remuneration nor bonus payments as a Director. There is no other information relating to the appointment of Mr. Yao that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(6) Mr. Hu Honggao ("Mr. Hu")

Mr. Hu Honggao, born in September 1954, a professor, doctorate programme tutor and vice dean of the school of law at Fudan University. Mr. Hu is also an independent non-executive director of China Eastern Airline Company Limited. Mr. Hu joined the Company as an independent non-executive director in 2003 and now serves as a part-time director of China Law & Commercial Law Seminar, Director of China Law & Economic Law Seminar, Vice Director of Shanghai Economic Law Seminar, member of Shanghai Municipal Legislation Advisory Committee.

In accordance with the articles of association of the Company, Mr. Hu's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Save as disclosed above, Mr. Hu did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Hu will enter into a service contract with the Company for a period of 3 years. During the proposed term of employment he will be entitled to a director's fee of RMB60,000 per year as provided in the service contract. This annual remuneration is determined by the mutual agreement of the parties and the Company considers it as a reasonable amount. There is no other information relating to the appointment of Mr. Hu that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(7) Mr. Xie Rong ("Mr. Xie")

Mr. Xie Rong, born in November 1952, is a member of China Certified Public Accountant Association and Vice Dean of Shanghai National Accounting Institute. From 1997 to 2002, Mr. Xie was a partner of KPMG Huazhen. Mr. Xie joined the Company as an independent non-executinve director in 2003 and now serves as a part-time accounting master degree demonstration expert of the Academic Degrees Committee of the State Council, executive director of China Accounting Professor Seminar. Mr. Xie is also an independent non-executive director of China Eastern Airline Co., Ltd., Shanghai Bright Dairy & Food Co., Ltd., Shanghai Automotive Co. Ltd. and Shanghai Industrial Holding Limited.

In accordance with the articles of association of the Company, Mr. Xie's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Save as disclosed above, Mr. Xie did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Xie will enter into a service contract with the Company for a period of 3 years. During the proposed term of employment he will be entitled to a director's fee of RMB 60,000 per year as provided in the service contract. This annual remuneration is determined by the mutual agreement of the parties and the Company considers it as a reasonable amount. There is no other information relating to the appointment of Mr. Xie that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(8) Mr. Zhou Zhanqun ("Mr. Zhou")

Mr. Zhou Zhanqun, born in November 1942, joined the Company as an independent non-executinve director in 2003 and now serves as a researcher and director of the transportation technology division of Shanghai Ship and Shipping Research Institute. Mr. Zhou graduated from the ship-building department of Dalian Institute of Technology.

In accordance with the articles of association of the Company, Mr. Zhou's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Save as disclosed above, Mr. Zhou did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Zhou will enter into a service contract with the Company for a period of 3 years. During the proposed term of employment he will be entitled to a director's fee of RMB60,000 per year as provided in the service contract. This annual remuneration is determined by the mutual agreement of the parties and the Company considers it as a reasonable amount. There is no other information relating to the appointment of Mr. Zhou that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(9) Mr. Zhang Guofa ("Mr. Zhang")

Mr. Zhang Guofa, born in October 1956, is a doctor of economics at Wuhan University and a Vice President of China Shipping (Group) Company. Mr. Zhang is also a non-executive director of China Shipping Container Lines Co., Ltd.. Since 1991, Mr. Zhang has been the deputy chief and chief of the transport department of Ministry of Communications of PRC. Since 1996, Mr. Zhang had been the deputy director of the executive division and director of the international shipping management division of the water transport department. Since 2000, Mr. Zhang has been the assistant to the director and the deputy director of water transport department of Mininistry of Communications of PRC.

In accordance with the articles of association of the Company, Mr. Zhang's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Save as disclosed above, Mr. Zhang did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Zhang will enter into a service contract with the Company for a period of 3 years. During the proposed term of employment, Mr. Zhang will not be entitled to any remuneration nor bonus payments as a Director. There is no other information relating to the appointment of Mr. Zhang that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Board
China Shipping Development Company Limited
Li Shaode
Chairman

7 April 2006 Shanghai, the PRC

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：1138)

2006年第四次董事會會議通過之書面決議案

董事會欣然宣佈，於2006年4月7日董事採用書面決議案(「書面決議案」)的方式代替召開實質會議。於會議上，已(其中包括)正式通過下文所載之決議案。

董事會欣然公佈，董事採用書面決議案(「書面決議案」)的方式代替召開實質會議。

書面決議案已根據中華人民共和國(「中國」)公司法和公司章程之有關規定正式通過。會議上正式通過(其中包括)以下決議案，其中包括：

一、 關於推薦本公司第五屆董事會成員的議案，其中包括：續聘李紹德先生、王大雄先生、茅士家先生、王琨和先生為執行董事，續聘姚作芝先生為非執行董事，續聘胡鴻高先生、謝榮先生和周占群先生為獨立非執行董事，聘任張國發先生為執行董事；及

二、 關於召開本公司2005年度股東周年大會的議案。

股東周年大會聘任和續聘的董事之詳細情況

(1) 李紹德先生(以下簡稱「李先生」)

李紹德先生，1950年8月生，現任本公司董事長、中國海運(集團)總公司黨組書記、副總裁、高級經濟師、中海集裝箱運輸股份有限公司非執行董事和副董事長。李先生1968年加入海運局，歷任油輪船隊黨委副書記、勞資處處長，1988年起任上海海運局副局長，於本公司1994年成立起即加入本公司，1995年起任上海海運(集團)公司總經理，1996年起兼任海興輪船董事長。李先生長期從事航運企業的管理，思路敏捷，處事果斷，求真務實，有強烈的市場意識和豐富的運輸安全管理經驗。李先生1983年畢業於上海海運學院水運管理專業，1997年獲工學碩士學位，被聘為上海海運學院客座教授，現任中國航海學會副會長、《航海技術》雜誌主任委員。李先生是國家級有突出貢獻專家，享有政府特殊津貼。

根據本公司之公司章程，李先生的任期為3年，自2006年5月26日起生效，李先生將與本公司簽訂服務協議。除上述情況外，在最近三年裏李先生未在上市公司擔任任何董事職務，亦與本公司任何其他董事、高級管理層、主要股東或控股股東概無任何關係。李先生並無擁有本公司任何股份之權益(定義見《證券及期貨條例》第XV部分)。法定監管部門亦對李先生無不同意見。在擬任期內，本公司無須向李先生支付作為董事的薪酬或花紅。按照香港聯合交易所有限公司證券上市規則(「上市規則」)13.51(2)(h)至(v)，關於李先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(2) 王大雄先生(以下簡稱「王先生」)

王大雄先生，1960年12月生，現任本公司董事、中國海運(集團)總公司副總裁，高級會計師，中海集裝箱運輸股份有限公司非執行董事，招商銀行股份有限公司董事和中海(海南)海盛船務股份有限公司董事長，王先生1983年加入廣州海運局，歷任廣州海運局財務處科長、處長助理、處長，1996年起任廣州海運(集團)有限公司董事、總會計師，於1997年加入本公司。王先生具有紮實的財務專業知識，豐富的財務管理經驗，思路開闊，對現代企業財務運營有獨到的見解，並有成功的經驗，王先生1983年畢業於上海海運學院水運管理財務專業。

根據本公司之公司章程，王先生的任期為3年，自2006年5月26日獲股東批准之日起生效。除上述情況外，在最近三年裏王先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。王先生並無擁有本公司任何股份權益(定義見《證券及期貨條例》第XV部分)。王先生將與本公司簽訂服務協議。在擬任期內，本公司無須向王先生支付作為董事的薪酬或花紅。法定監管部門亦對王先生無不同意見。按照上市規則13.51(2)(h)至(v)，關於王先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(3) 茅士家先生(以下簡稱「茅先生」)

茅士家先生，1950年3月生，現任本公司董事，總經理。茅先生於一九七四年畢業於上海海運學院，主修航海。茅先生於一九七四年加入上海遠洋運輸公司，曾出任上海遠洋國際貨運公司及北京遠洋國際貨運公司的船長及經理、上海遠洋運輸公司的副總經理、招商局集團明華船務公司及招商局運輸集團的總經理。茅先生於二零零一年一月加入中國海運(集團)總公司(「集團總公司」)，曾出任中海碼頭發展有限公司(集團總公司的附屬公司)及中海集團物流有限公司(集團總公司的附屬公司)的總經理。自二零零二年十一月以來，茅先生曾出任集團總公司的助理總裁並於二零零四年加入本公司。茅先生長期從事航海及企業管理工作，具有豐富的企業管理經驗。

根據本公司之公司章程，茅先生的任期為3年，自2006年5月26日獲股東批准之日起生效，除與本集團及集團總公司的關係外，在最近三年裏茅先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係，茅先生並無擁有本公司任何股份權益(定義見《證券及期貨條例》第XV部分)。茅先生將與本公司簽訂服務協議。在擬任期內，本公司無須向茅先生支付作為董事的薪酬或花紅。法定監管部門亦對他無不同意見。按照上市規則13.51(2)(h)至(v)，關於茅先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(4) 王琨和先生(以下簡稱「王先生」)

王琨和先生，1948年9月生，現任本公司董事、副總經理、高級工程師。王先生1974年加入廣州海運局，歷任輪機長、機務科長；1995年任廣州海運興華船務公司副總經理、總經理；1998年起任中海發展股份有限公司貨輪公司副總經理、中海供貿有限公司總經理。王先生1968年畢業於集美航海專科學校，長期從事航海及船舶管理工作，具有豐富的企業管理經驗。

根據本公司之公司章程，王先生的任期為3年，自2006年5月26日獲股東批准之日起生效，除與本集團及集團總公司的關係外，在最近三年裏王先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。王先生並無擁有本公司任何股份權益(定義見《證券及期貨條例》第XV部分)。王先生將與本公司簽訂服務協議。在擬任期內，本公司無須向王先生支付作為董事的薪酬或花紅。法定監管部門亦對他無不同意見。按照上市規則13.51(2)(h)至(v)，關於王先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(5) 姚作芝先生(以下簡稱「姚先生」)

姚作芝先生，1946年10月生，現任本公司董事、中海集裝箱運輸股份有限公司監事、監事會主席和中海(海南)海盛股份有限公司董事。姚先生1965年加入廣州海運局，歷任廣州海運局組織處科長、副處長，組織部部長，副局長，1993年起任廣州海運(集團)有限公司副總經理，1997年起任廣州海運(集團)有限公司黨委書記，1998年起兼任中海發展股份有限公司貨輪公司黨委書記並於2003年辭任。姚先生1985年畢業於華南師範大學政治專業。

根據本公司之公司章程，姚先生的任期為3年，自2006年5月26日獲股東批准之日起生效。除上述情況外，在最近三年裏姚先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。姚先生並無擁有本公司任何股份權益(定義見《證券及期貨條例》第XV部分)，姚先生將與本公司簽訂服務協議。在擬任期內，公司無須向姚先生支付作為董事的薪酬或花紅。法定監管部門亦對他無不同意見。按照上市規則13.51(2)(h)至(v)，關於姚先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(6) 胡鴻高先生(以下簡稱「胡先生」)

胡鴻高先生，1954年9月生，現任復旦大學法學院副院長、教授、博士生導師，及東方航空股份有限公司獨立董事。胡先生於2003年起任本公司獨立董事，現兼任中國法學會商法學研究會常務理事、中國法學會經濟法研究會理事、上海市經濟法研究會副會長，上海市政府立法專家諮詢委員會委員。

根據本公司之公司章程，胡先生的任期為3年，自2006年5月26日獲股東批准之日起生效。除上述情況外，在最近三年裏胡先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。胡先生並無擁有本公司任何股份權益(定義見《證券及期貨條例》第XV部分)，胡先生將與本公司簽訂服務協議。在擬任期內，本公司將根據服務協議，並經過雙方協商，向胡先生支付每年60,000元人民幣的薪酬，本公司認為此薪酬處於合理範圍。法定監管部門亦對胡先生無不同意見。按照上市規則13.51(2)(h)至(v)，關於胡先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(7) 謝榮先生(以下簡稱「謝先生」)

謝榮先生，1952年11月生，註冊會計師，上海國家會計學院副院長，1997年至2002年為畢馬威華振會計師事務所合夥人，謝先生於2003年起任本公司獨立董事，現兼任全國會計碩士專業學位教育指導委員會委員，中國審計學會常務理事、中國東方航空股份有限公司獨立董事、光明乳業股份有限公司獨立董事、上海汽車股份有限公司獨立董事、上海實業聯合股份有限公司獨立董事。

根據本公司之公司章程，謝先生的任期為3年，自2006年5月26日獲股東批准之日起生效。除上述情況外，在最近三年裏謝先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。謝先生並無擁有本公司任何股份權益(定義見《證券及期貨條例》第XV部分)。謝先生將與本公司簽訂為期三年的服務協議，在擬任期內，本公司將根據服務協議，並經過雙方協商，向謝先生支付每年60,000元人民幣的薪酬，本公司認為此薪酬處於合理範圍。法定監管部門亦對謝先生無不同意見。按照上市規則13.51(2)(h)至(v)，關於謝先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(8) 周占群先生(以下簡稱「周先生」)

周占群先生，1942年11月生，研究員。周先生於2003年起任本公司獨立董事，現任交通部上海船舶運輸科學研究所運輸系統事業部主任。周先生1965年7月畢業於大連工學院造船系。

根據本公司之公司章程，周先生的任期為3年，自2006年5月26日獲股東批准之日起生效。除上述情況外，在最近三年裏周先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。周先生並無擁有本公司任何股份權益(定義見《證券及期貨條例》第XV部分)。周先生將與本公司簽訂為期三年的服務協議。在擬任期內，本公司將根據服務協議、並經過雙方協商，向周先生支付每年60,000元人民幣的薪酬，本公司認為此薪酬處於合理範圍。法定監管部門亦對周先生無不同意見。按照上市規則13.51(2)(h)至(v)，關於周先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(9) 張國發先生(以下簡稱「張先生」)

張國發先生，1956年10月生，武漢大學經濟學博士，現任中國海運(集團)總公司副總裁，中海集裝箱運輸股份有限公司非執行董事。1991年起任交通部運輸管理司副主任科員、主任科員，1996年起任交通部水運管理司綜合處副處長，國際航運管理處處長，2000年起任交通部水運司司長助理，副司長。

根據本公司之公司章程，張先生的任期為3年，自2006年5月26日獲股東批准之日起生效。除上述情況外，在最近三年裏張先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。張先生並無擁有本公司任何股份權益(定義見《證券及期貨條例》第XV部分)，張先生將與本公司簽訂為期三年的服務協議。在擬任期內，本公司無須向張先生支付作為董事的薪酬或花紅。按照上市規則13.51(2)(h)至(v)，關於張先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

本公告乃遵照香港聯合交易所有限公司證券上市規則第13.09條之即時發放資料規定所作出。本公司之A股在上海證券交易所上市，上海證券交易所已要求本公司作出類似本公告之公告。

承董事會命
中海發展股份有限公司
董事長
李紹德

2006年4月7日
中國上海

* 於刊發本公告日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、茅士家先生、姚作芝先生及王琨和先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周占群先生所組成。

The Standard Monday, April 10, 2006



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in The People's Republic of China with limited liability)

(Stock Code: 1138)

Resolution Passed at the 2006 Third Meeting of the Supervisory Committee

The Supervisory Committee is pleased to announce that the third meeting of the Supervisory Committee in 2006 was duly convened on 7 April 2006, during which the resolution set out below was duly passed.

The supervisory committee (the "Supervisory Committee") of China Shipping Development Company Limited (the "Company") is pleased to announce that the third meeting (the "Meeting") of the Supervisory Committee in 2006 was held on 7 April 2006, at 700 Dong Da Ming Road, Shanghai, the People's Republic of China ("PRC").

A quorum of supervisors was present throughout the Meeting. The Meeting was chaired by Mr. Kou Laiqi. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. A resolution relating to the approval of the following matters were considered and duly passed at the Meeting:

1. the appointment of the Supervisory Committee of the Company for the fifth term of service, including the reappointment of Mr. Kou Laiqi as supervisor of the Company, and the appointment of Mr. Xu Hui and Ms. Chen Xiuling as supervisors of the Company, of which Ms. Chen Xiuling is the representative of the Company's staff.

Details of Proposed Supervisors for election or re-election at the AGM

(1) Mr. Kou Laiqi ("Mr. Kou")

Mr. Kou Laiqi, born in October 1950, is the head of the discipline inspection group of China Shipping (Group) Company. Mr. Kou was formerly the Deputy Director of the organisation department, Director of the personnel department of Shanghai BOMTA and General Manager of the organisation division of China Shipping (Group) Company. Since December 1997, Mr. Kou has been the secretary of the discipline inspection committee and party committee member of China Shipping (Group) Company and joined the Company as a supervisor in 2003. Mr. Kou graduated in 2001 from the economic management department of the Distance Learning College of the CPC Party School. Mr Kou has been engaging in shipping business management for many years.

In accordance with the articles of association of the Company, Mr. Kou's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Save as disclosed above, Mr. Kou did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Kou will enter into a service contract with the Company for a period of 3 years. During the proposed term of employment, Mr. Kou will not be entitled to any remuneration nor bonus payments as a Supervisor. There is no other information relating to the appointment of Mr. Kou that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules"). Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(2) Mr. Xu Hui ("Mr. Xu")

Mr. Xu Hui, born in April 1962, is the general manager of the Shanghai Shipping (Group) Company, and a non-executive director of China Shipping Container Lines Co., Ltd.. Mr. Xu joined Oil Tanker Company of Shanghai Bureau of Maritime Transportation Administration (BOMTA) in 1984 and was formerly the chief engineer and guidance of chief engineers. Since December 1996, Mr. Xu had been the deputy chief of the shipping technology division of Shanghai Hai Xing Shipping Company Limited and since 1997 he had been the chief of the technology division, Deputy General Manager and General Manager of Shanghai Shipping (Group) Company. Mr. Xu Hui graduated in 1983 from Jimei University. He has been engaging in navigation for many years and has extensive experience in enterprise management.

In accordance with the articles of association of the Company, Mr. Xu's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Save as disclosed above, Mr. Xu did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Xu will enter into a service contract with the Company for a period of 3 years. During the proposed term of employment, Mr. Xu will not be entitled to any remuneration nor bonus payments as a Supervisor. There is no other information relating to the appointment of Mr. Xu that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(3) Ms Chen Xiuling ("Ms Chen")

Ms. Chen Xiuling, born in May 1965, is a master and a section chief of shipping department in China Shipping Development Co., Ltd Tramp Co. She joined Guangzhou BOMTA in 1990, and was formerly an office clerk of transportation department, then a director and assistant head of the container transportation department in Guangzhou BOMTA Southern Company and joined the Company in 1998 as a deputy chief of business department in China Shipping Development Co., Ltd Tramp Co. Since January 2001, she has been a section chief of shipping department and served as a part-time director of operation department in China Shipping Development Co., Ltd Tramp Co. Ms. Chen graduated from transport management department of Wuhan University of Technology in May 1990.

In accordance with the articles of association of the Company, Ms. Chen's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Save as disclosed above, Ms. Chen did not hold any directorships in listed public companies in the last three years. She is not related to any director, senior management or substantial or controlling shareholders of the Company. She is not interested in any shares of the Company within the meaning of Part XV of the SFO. Ms. Chen will enter into a service contract with the Company for a period of 3 years. During the proposed term of employment, Ms. Chen will not be entitled to any remuneration nor bonus payments as a Supervisor. There is no other information relating to the appointment of Ms. Chen that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited). The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Supervisory Committee
China Shipping Development Company Limited
Kou Laiqi
Chairman of the Supervisory Committee

7 April 2006
Shanghai, the PRC

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*



中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立之股份有限公司)
(股份代號：1138)

2006年第三次監事會會議通過之決議案

監事會欣然宣佈2006年第三次監事會會議已於2006年4月7日正式召開，下文所載之決議案已於會議期間內獲正式通過。

中海發展股份有限公司(「本公司」)之監事會(「監事會」)欣然公佈2006年第三次監事會會議(「該會議」)於2006年4月7日在中華人民共和國(「中國」)上海市東大名路700號召開。

有法定監事人數全程出席該會議。該會議由寇來起先生主持。該會議根據中國《公司法》和本公司之公司章程之有關規定正式召開。該會議審議並正式通過了有關批准下列事項之決議案：：

一、 關於推薦本公司第五屆監事會成員的議案，其中包括：續聘寇來起先生為本公司監事，聘任徐輝先生和陳秀玲女士為本公司監事，其中陳秀玲女士為本公司職工代表。

股東周年大會聘任和續聘的監事之詳細情況

(1) **寇來起先生(以下簡稱「寇先生」)**

寇來起先生，1950年10月生，現任中國海運(集團)總公司黨組紀檢組組長，歷任上海海運局組織部副部長、人事部主任，中國海運(集團)總公司組織部部長，1997年12月起任中國海運(集團)總公司紀委書記及黨委委員，2003年起任本公司監事。寇先生於2001年畢業於中央黨校函授學院經濟管理專業，長期從事航運企業管理工作。

根據本公司之公司章程，寇先生的任期為3年，自2006年5月26日獲股東批准之日起生效。除與本集團及集團總公司的關係外，在最近三年裏寇先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。寇先生並無擁有本公司任何股份權益(定義見《證券及期貨條例》第XV部分)。寇先生將與本公司簽訂為期三年的服務協議。在擬任期內，公司無須向寇先生支付作為監事的薪酬或花紅。法定監管部門亦對他無不同意見。按照香港聯合交易所有限公司證券上市規則(「上市規則」)13.51(2)(h)至(v)，關於寇先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(2) **徐輝先生(以下簡稱「徐先生」)**

徐輝先生，1962年4月出生，現任上海海運(集團)公司總經理，中海集裝箱運輸股份有限公司非執行董事。1984年參加工作，曾任上海海運局油運公司船舶輪機長、指導輪機長等職，1996年12月任上海海興輪船股份有限公司船技部副主任，1997年起任上海海運(集團)公司任技術部主任、副總經理、總經理等職。徐先生1983年畢業於集美航海專科學校。

根據本公司之公司章程，徐先生的任期為3年，自2006年5月26日獲股東批准之日起生效。除與本集團及集團總公司的關係外，在最近三年裏徐先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。徐先生並無擁有本公司任何股份權益(定義見《證券及期貨條例》第XV部分)。徐先生將與公司簽訂為期三年的服務協議。在擬任期內，公司無須向徐先生支付作為監事的薪酬或花紅。法定監管部門亦對他無不同意見。按照上市規則13.51(2)(h)至(v)，關於徐先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(3) **陳秀玲女士(以下簡稱「陳女士」)**

陳秀玲女士，1965年5月出生，研究生學歷，現任中海貨運航運部副部長。1990年參加工作，歷任廣州海運運輸處科員、廣州海運南方船務公司箱運部經理、總經理助理，於1998年加入本公司任中海貨運商務部副主任等職，2001年1月起任中海貨運航運部副部長兼經營處處長。陳女士1990年5月畢業於武漢水運工程學院交運管理專業。

根據本公司之公司章程，陳女士的任期為3年，自2006年5月26日獲股東批准之日起生效。除與本集團及集團總公司的關係外，在最近三年裏陳女士未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。陳女士並無擁有本公司任何股份權益(定義見《證券及期貨條例》第XV部分)。陳女士將與公司簽訂為期三年的服務協議。在擬任期間，公司無須向陳女士支付作為監事的薪酬或花紅。法定監管部門亦對她無不同意見。按照上市規則13.51(2)(h)至(v)，關於陳女士任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

本公告乃遵照香港聯合交易所有限公司證券上市規則(「上市規則」)第13.09條之即時發放資料規定而作出。本公司之A股在上海證券交易所上市，上海證券交易所已要求本公司作出類似本公告之公告。

承監事會命
中海發展股份有限公司
監事會主席
寇來起

2006年4月7日
中國上海

* 於刊登本公告日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、茅士家先生、姚作芝先生及王坤和先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周占群先生所組成。



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

NOTICE OF 2005 ANNUAL GENERAL MEETING
PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION
BOOK CLOSURE

NOTICE OF 2005 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "AGM") of China Shipping Development Company Limited (the "Company") for the year ended 31 December 2005 will be held at 9:30 a.m. on Friday, 26 May 2006 at 700 Dong Da Ming Road, Shanghai, The People's Republic of China, for the following purposes:

Ordinary Resolutions

1. to consider and approve the 2005 Report of the Board of Directors of the Company;
2. to consider and approve the 2005 Report of the Supervisory Committee of the Company;
3. to consider and approve the 2005 consolidated audited financial statements of the Company and the report of the international auditors for the year ended 31 December 2005;
4. to consider and approve the proposed profit distribution plan of the Company for 2005;
5. to consider and approve the remuneration of the Directors and the Supervisors of the Company for 2006;
6. to consider and approve the reappointment of Shanghai Zhonghua Huyin C.P.A. and Ernst & Young as the domestic and international auditors of the Company for 2006, respectively, and the grant of the authorization to the Board of Directors of the Company to determine their remuneration;
7. to consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to election of directors of the Company and supervisor of the Company:

   "A. That the re-election of Mr. Li Shaode as executive director of the Company be and is hereby considered and approved."

   "B. That the re-election of Mr. Wang Daxiong as executive director of the Company be and is hereby considered and approved."

   "C. That the re-election of Mr. Mao Shijia as executive director of the Company be and is hereby considered and approved."

   "D. That the re-election of Mr. Wang Kunhe as executive director of the Company be and is hereby considered and approved."

   "E. That the re-election of Mr. Yao Zuozhi as non executive director of the Company be and is hereby considered and approved."

   "F. That the re-election of Mr. Hu Honggao as independent non executive director of the Company be and is hereby considered and approved."

   "G. That the re-election of Mr. Xie Rong as independent non executive director of the Company be and is hereby considered and approved."

   "H. That the re-election of Mr. Zhou Zhanqun as independent non executive director of the Company be and is hereby considered and approved."

   "I That the election of Mr. Zhang Guofa as executive director of the Company be and is hereby considered and approved."

   "J. That the re-election of Mr. Kou Laiqi as supervisor of the Company be and is hereby considered and approved."

   "K. That the election of Mr. Xu Hui as supervisor of the Company be and *is hereby considered and approved.*"

   "L. That the election of Ms. Chen Xiuling as supervisor of the Company be and is hereby considered and approved."

Details of Proposed Directors for election or re-election at the AGM

(1) Mr. Li Shaode ("Mr. Li")

Mr. Li Shaode, born in August 1950, is the Chairman of the Company, Party Secretary, Vice President and Senior Economist of China Shipping *(Group) Company. Mr. Li is also a non-executive director and* Vice Chairman of China Shipping Container Lines Co., Ltd.. Mr. Li joined Shanghai Bureau of Maritime Transportation Administration ("BOMTA") in 1968, and was formerly the Deputy Secretary of the Oil Tanker Branch and the Head of Employment Relationship Department. Since 1988, he has been a Deputy Head of Shanghai BOMTA. Mr Li joined the Company when the Company was established in 1994 and then became the General Manager of Shanghai Shipping (Group) Company in 1995, the Chairman of Shanghai Hai Xing Shipping Co., Ltd. in 1996. Mr. Li has been *engaging in enterprise management, human resources development and* planning of adjustment work. Mr. Li has directed the business development of the SHS Group for a considerable period. He is very experienced in enterprise management. He graduated in 1983 from Shanghai Maritime University with a professional qualification in maritime transportation management. Mr Li was conferred a master degree in mechanical engineering in 1987, and was engaged as a visiting professor by Shanghai Maritime University, the Deputy Chairman of the China Shipowners Association and a chief commissioner of the Navigation Technology magazine. *Mr Li is awarded the honour of special* contribution to the State.

In accordance with the articles of association of the Company, Mr. Li's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Mr. Li will enter into a service contract with the Company. Save as disclosed above, Mr. Li did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. During the proposed term of employment, Mr. Li will not be entitled to any remuneration nor bonus payments as a Director. There is no other information relating to the appointment of Mr. Li that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules"). Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(2) Mr. Wang Daxiong ("Mr. Wang")

Mr. Wang Daxiong, born in December 1960, is a director of the Company, the Vice President and Senior Accountant of China Shipping (Group) Company. Mr. Wang is also a non-executive director of China Shipping Container Lines Co., Ltd., a director of China Merchants Bank Co., Ltd. and Chairman of China Shipping (Hai Nan) Hai Sheng Shipping Co., Ltd.. Mr. Wang joined Guangzhou BOMTA in 1983, and was formerly a section chief, then assistant head of Finance Division of Guangzhou BOMTA. *Since 1996, he has been a director and the chief accountant of Guangzhou* Shipping (Group) Company and joined the Company in 1997. Mr. Wang has a good command of financial and accounting knowledge and has acquired substantial experience in finance, accounting, enterprise operation and coordination. Mr. Wang graduated from Shanghai Maritime University with a professional qualification in finance and accounting in 1983.

In accordance with the articles of association of the Company, Ms. Wang's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Save as disclosed above, Mr. Wang did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Wang will enter into a service contract with the Company. During the proposed term of employment, he will not be entitled to any remuneration nor bonus payments as a Director. There is no other information relating to the appointment of Mr. Wang that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(3) Mr. Mao Shijia ("Mr. Mao")

Mr. Mao Shijia, born in March 1950, is a director and the general manager of the Company. Mr. Mao graduated from Shanghai Maritime University in 1974, having majored in maritime piloting. Mr. Mao joined Shanghai COSCO in 1974, and was formerly a captain and manager of Shanghai COSCO International Cargo Transportation Company and Beijing COSCO International Cargo Transportation Company, the Deputy General Manager of Shanghai COSCO, the General Manager of China Merchants Group Ming Hua Shipping Company and China Merchant Transportation Group. Mr. Mao joined China Shipping (Group) Company (the "Group Company") in January 2001, and was General Manager of China Shipping Terminal Development Co., Ltd (a subsidiary of Group Company) and China Shipping Logistics Co., Ltd. (a subsidiary of Group Company). Since November 2002, Mr. Mao has served as an assistant *president of Group Company and then joined the Company in 2004. In* addition, Mr. Mao has been engaged in shipping enterprise management and operation for a considerable period. He is well experienced in enterprise management.

In accordance with the Articles of Association of the Company, Ms. Mao's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Save as disclosed above, Mr. Mao did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Mao will enter into a service contract with the Company. During the proposed term of employment, he will not be entitled to any remuneration *nor bonus payments as a Director. There is no other information relating* to the appointment of Mr. Mao that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(4) Mr. Wang Kunhe ("Mr. Wang")

Mr. Wang Kunhe, born in September 1948, is a director, the deputy general manager and senior engineer of the Company. He joined Guangzhou BOMTA in 1974, and then was its chief engineer and mechanical director. In 1995, he was the deputy general manager, general manager of Guangzhou Maritime Xinghua Shipping Company. In 1998, he was the Deputy General Manager of the cargo vessel branch of the Company, General Manager of China Shipping Supply and Trading Company Limited. Mr. Wang graduated from Jimei University, and has been engaging in navigation and shipping management for many years, and has extensive experience in corporate management.

In accordance with the articles of association of the Company, Ms. Wang's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Save as disclosed above, Mr. Wang did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Wang will enter into a service contract with the Company. During the proposed term of employment, Mr. Wang will not be entitled to any *remuneration nor bonus payments as a Director. There is no other* information relating to the appointment of Mr. Wang that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(5) Mr. Yao Zuozhi ("Mr. Yao")

Mr. Yao Zuozhi, born in October 1946, is a Diretor of the Company. Mr. Yao is also a supervisor and chairman of the supervisory committee of *China Shipping Container Lines Company Limited, and a director of* China Shipping (Hai Nan) Hai Sheng Shipping Company Limited. Mr. Yao joined Guangzhou BOMTA in 1965 and was formerly the section chief, deputy director of the organization department, chief of the organisation division and Deputy General Manager of Guangzhou BOMTA. Since 1993, Mr. Yao had been the Deputy General Manager of Guangzhou BOMTA, and since 1997 he has been the Secretary of the Party Committee of Guangzhou BOMTA. Since 1998 Mr. Yao had been the Secretary of the Party Committee of China Shipping Development *Co., Ltd Tramp Branch, and resigned from such position in 2003. Mr. Yao* graduated in 1985 from the politics department of South China Normal University.

In accordance with the articles of association of the Company, Ms. Yao's *appointment will be for 3 years with effect from 26 May 2006 subject to* shareholders' approval. Save as disclosed above, Mr. Yao did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Yao will enter into a service contract with the Company. During the proposed term of employment he will not be entitled to any remuneration nor bonus payments as a Director. There is no other information relating to the appointment of Mr. Yao that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(6) Mr. Hu Honggao ("Mr. Hu")

Mr. Hu Honggao, born in September 1954, a professor, doctorate programme tutor and vice dean of the school of law at Fudan University. Mr. Hu is also an independent non-executive director of China Eastern Airline Company Limited. Mr. Hu joined the Company as an independent non-executive director in 2003 and now serves as a part-time director of China Law & Commercial Law Seminar, Director of China Law & Economic Law Seminar, Vice Director of Shanghai Economic Law *Seminar, member of Shanghai Municipal Legislation Advisory* Committee.

In accordance with the articles of association of the Company, Mr. Hu's appointment will be for 3 years with effect from 26 May 2006 subject to *shareholders' approval. Save as disclosed above, Mr.* Hu did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Hu will enter into a service contract with the Company for a period of 3 years. During the proposed term of employment he will be entitled to a director's fee of RMB60,000 per year as provided in the service contract. This annual remuneration is determined by the mutual agreement of the parties and the Company considers it as a reasonable amount. There is no other information relating to the appointment of Mr. Hu that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(7) Mr. Xie Rong ("Mr. Xie")

Mr. Xie Rong, born in November 1952, is a member of China Certified Public Accountant Association and Vice Dean of Shanghai National Accounting Institute. From 1997 to 2002, Mr. Xie was a partner of KPMG Huazhen. Mr. Xie joined the Company as an independent non-executinve director in 2003 and now serves as a part-time accounting master degree demonstration expert of the Academic Degrees Committee of the State Council, executive director of China Accounting Professor Seminar. Mr. *Xie is also an independent non-executive director of China Eastern* Airline Co., Ltd., Shanghai Bright Dairy & Food Co., Ltd., Shanghai Automotive Co. Ltd. and Shanghai Industrial Holding Limited.

In accordance with the articles of association of the Company, Mr. Xie's appointment *will be for 3 years with effect from 26 May 2006* subject to shareholders' approval. Save as disclosed above, Mr. Xie did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Xie will enter into a service contract with the Company for a period of 3 years. During the proposed term of employment he will be entitled to a director's fee of RMB60,000 per year as provided in the service contract. This annual remuneration is determined by the mutual agreement of the parties and the Company considers it as a reasonable amount. There is no other information relating to the appointment of Mr. Xie that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save *as disclosed herein, there are no other matters that need to be brought to* the attention of the Company's shareholders.

(8) Mr. Zhou Zhanqun ("Mr. Zhou")

Mr. Zhou Zhanqun, born in November 1942, joined the Company as an independent non-executinve director in 2003 and now serves as a researcher and director of the transportation technology division of Shanghai Ship and Shipping Research Institute. Mr. Zhou graduated from the ship-building department of Dalian Institute of Technology.

In accordance with the articles of association of the Company, Mr. Zhou's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Save as disclosed above, Mr. Zhou did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Zhou will enter into a service contract with the Company for a period of *3 years. During the proposed term of employment he will be entitled to* a director's fee of RMB60,000 per year as provided in the service contract. This annual remuneration is determined by the mutual agreement of the parties and the Company considers it as a reasonable amount. There is no other information relating to the appointment of Mr. Zhou that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(9) Mr. Zhang Guofa ("Mr. Zhang")

Mr. Zhang Guofa, born in October 1956, is a doctor of economics at Wuhan University and a Vice President of China Shipping (Group) Company. Mr. Zhang is also a non-executive director of China Shipping Container Lines Co., Ltd.. Since 1991, Mr. Zhang has been the deputy chief and chief of the transport department of Ministry of Communications of PRC. Since 1996, Mr. Zhang had been the deputy director of the executive division and director of the international shipping management division of the water transport department. Since 2000, Mr. Zhang has been the assistant to the director and the deputy director of water transport department of Mrnistry of Communications of PRC.

In accordance with the articles of association of the Company, Mr. Zhang's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Save as disclosed above, Mr. Zhang did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial *or controlling shareholders of the Company. He is not interested in any* shares of the Company within the meaning of Part XV of the SFO. Mr. Zhang will enter into a service contract with the Company for a period of 3 years. During the proposed term of employment, Mr. Zhang will not be entitled to any remuneration nor bonus payments as a Director. There is no other information relating to the appointment of Mr. Zhang that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

Details of Proposed Supervisors for election or re-election at the AGM

(1) Mr. Kou Laiqi ("Mr. Kou")

Mr. Kou Laiqi, born in October 1950, is the head of the discipline inspection group of China Shipping (Group) Company. Mr. Kou was formerly the Deputy Director of the organisation department, Director of the personnel department of Shanghai BOMTA and General Manager of the organisation division of China Shipping (Group) Company. Since December 1997, Mr. Kou has been the secretary of the discipline inspection committee and party committee member of China Shipping (Group) Company and joined the Company as a supervisor in 2003. Mr. Kou graduated in 2001 from the economic management department of the Distance Learning College of the CPC Party School. Mr Kou has been engaging in shipping business management for many years.

In accordance with the articles of association of the Company, Mr. Kou's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Save as disclosed above, Mr. Kou did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Kou will enter into a service contract with the Company for a period of 3 years. During the proposed term of employment, Mr. Kou will not be entitled to any remuneration nor bonus payments as a Supervisor. There is no other information relating to the appointment of Mr. Kou that is required to be disclosed pursuant to Rule 13.51(2)(b) to (v) of the Rules Governing the Listing Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules"). Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(2) **Mr. Xu Hui ("Mr. Xu")**

Mr. Xu Hui, born in April 1962, is the general manager of the Shanghai Shipping (Group) Company, and a non-executive director of China Shipping Container Lines Co., Ltd.. Mr. Xu joined Oil Tanker Company of Shanghai Bureau of Maritime Transportation Administration (BOMTA) in 1984 and was formerly the chief engineer and guidance of chief engineers. Since December 1996, Mr. Xu had been the deputy chief of the *shipping technology division of Shanghai Hai Xing Shipping Company Limited and since 1997 he had been* the chief of the technology division, Deputy General Manager and General Manager of Shanghai Shipping (Group) Company. Mr. Xu Hui graduated in 1983 from Jimei University. He has been engaging in navigation for many years and has extensive experience in enterprise management.

In accordance with the articles of association of the Company, Mr. Xu's appointment will be for 3 years with effect from 26 May 2006 subject to shareholders' approval. Save as disclosed above, Mr. Xu did not hold any directorships in listed public companies in the last three years. He is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Xu will enter into a service contract with the *Company for a period of 3 years. During the proposed term of employment, Mr. Xu will not be entitled to any* remuneration nor bonus payments as a Supervisor. There is no other information relating to the appointment of Mr. Xu that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

(3) **Ms Chen Xiuling ("Ms Chen")**

Ms. Chen Xiuling, born in May 1965, is a master and a section chief of shipping department in China Shipping Development Co., Ltd Tramp Co. She joined Guangzhou BOMTA in 1990, and was formerly an office clerk of transportation department, then a director and assistant head of the container transportation department in Guangzhou BOMTA Southern Company and joined the Company in 1998 as a deputy chief of business department in China Shipping Development Co., Ltd Tramp Co. Since January 2001, she has been a section chief of shipping department and served as a part-time director of operation department in China Shipping Development Co., Ltd Tramp Co. Ms. Chen graduated from transport management department of Wuhan University of Technology in May 1990.

In accordance with the articles of association of the Company, Ms. Chen's appointment will be for 3 years with *effect from 26 May 2006 subject to shareholders' approval. Save as disclosed above, Ms. Chen did not hold* any directorships in listed public companies in the last three years. She is not related to any director, senior management or substantial or controlling shareholders of the Company. She is not interested in any shares of the Company within the meaning of Part XV of the SFO. Ms. Chen will enter into a service contract with the Company for a period of 3 years. During the proposed term of employment, Ms. Chen will not be entitled to any remuneration nor bonus payments as a Supervisor. There is no other information relating to the appointment of Ms. Chen that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

And as special business, to consider and, if thought fit, to pass the following, as a special resolution:

SPECIAL RESOLUTION

8. "**THAT** amendments be made to the articles of association of the Company in order to reflect the change in *share capital structure following the accomplishment of the Revised State Share Reform in December 2005.* The details of the proposed amendments are as follows:

   (a) *New fourth paragraph (as set out below) be added to Article 19 of the articles of association of the* Company.

   "pursuant to the share capital structure change approved by the relevant domestic A share market shareholders meeting on 8 December 2005, after the implementation of the Revised State Share Reform, *the share capital of the Company remains unchanged with 3,326,000,000 shares, of which* 2,030,000,000 are domestic listed shares, accounting for approximately 61.03% of the issued ordinary share capital of the Company; 1,296,000,000 are H shares, accounting for approximately 38.97% of the issued share capital of the Company."

Notes:

(A) The H Share register of the Company will be closed from Thursday, 27 April 2006 to Friday, 26 May 2006 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose names appear on the Company's Register of Members at the close of business on Wednesday, 26 April 2006, are entitled to dividends and to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order to be entitled to dividends and *to attend and vote at the AGM, share transfer documents should be lodged with the Company's H share registrar not later than* 4:00 p.m. on Wednesday, 26 April 2006.

The address of the share registrar for the Company's H Shares is as follows:

Hong Kong Registrars Limited
Rooms 1712-1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(B) Holders of H Shares and Domestic Shares, who intend to attend the AGM, must complete the reply slip for attending the AGM and return it to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the AGM, i.e. no later than Saturday, 6 May 2006.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

Room 1601, 700 Dong Da Ming Road, Shanghai,
The People's Republic of China
Postal Code: 200080
Tel: 86(21) 6596 6666
Fax: 86(21) 6596 6160

(C) Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Each shareholder who wishes to appoint one or more proxies should first review the annual *report of the Company for the year 2005.*

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Shares share registrar, Hong Kong Registrars Limited, 46th floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such documents to be valid.

(F) Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM. Notes (C) to (D) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such documents to be valid.

(G) If a proxy attends the AGM on behalf of a shareholder, he should produce his indentity card and the instrument signed by the proxy or his legal representative, which specifies the date of its issuance. If the legal representative of a legal person shareholder attends the AGM, such legal representative should produce his identity card and valid documents evidencing his capacity as such legal representative. If a legal person shareholder appoints a representative of a company other than its legal representative to attend the AGM, such representative should produce his identity card and an authorisation instrument affixed with the seal of the legal person share shareholder and duly signed by its legal representative.

(H) The AGM is expected to last for half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

It is proposed that the articles of association of the Company be amended to reflect the change in share capital structure following the accomplishment of the Revised State Share Reform in December 2005. Details of the proposed amendments are as follows:

"**THAT** amendments be made to the Articles of Association of the Company in order to reflect the change in share capital structure following the accomplishment of the Revised State Share Reform in December 2005. The details of the proposed amendments are as follows:

New fourth paragraph (as set out below) be added to Article 19 of the Articles of Association of the Company.

"*pursuant to the share capital structure change approved by the relevant domestic A share market shareholders* meeting on 8 December 2005, after the implementation of the Revised State Share Reform, the share capital of the Company remains unchanged with 3,326,000,000 shares, of which 2,030,000,000 are domestic listed shares, accounting for approximately 61.03% of the issued ordinary share capital of the Company; 1,296,000,000 are H shares, accounting for approximately 38.97% of the issued ordinary share capital of the Company."

The above proposed amendments are subject to the approval of the shareholders of the Company in the AGM by way of special resolution.

BOOK CLOSURE

The H Share register of the Company will be closed from Thursday, 27 April 2006 to Friday, 26 May 2006 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose names appear on the Company's Register of Members at the close of business on Wednesday, 26 April 2006, are entitled to dividends and to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order to be entitled to dividends and to attend and vote at the AGM. Share transfer documents should be lodged *with the Company's H share registrar not later than 4:00 p.m. on Wednesday, 26 April 2006.* The address of the share registrar for the Company's H Shares is Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

By Order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

11 April 2006
Shanghai
The People's Republic of China

As at the date of this notice, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

經濟日報 11 APR 2006

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：1138)

2005年度股東周年大會通告
建議修改《公司章程》
截止辦理過戶登記手續

2005年度股東周年大會通告

茲通告中海發展股份有限公司(「本公司」)將於二零零六年五月二十六日(星期五)上午九時三十分，於中華人民共和國上海東大名路700號舉行截至二零零五年十二月三十一日止年度的股東週年大會(「股東週年大會」)，以考慮、批准及授權下列事項：

普通決議案

1. 審議及批准2005年度本公司董事會報告；
2. 審議及批准2005年度本公司監事會報告；
3. 審議及批准本公司2005年度經審核的合併財務報告及截至2005年12月31日止年度的國際審計報告；
4. 審議及批准本公司2005年度利潤分配方案；
5. 審議及批准2006年度本公司董事與監事的酬金；
6. 審議及批准分別續聘上海眾華滬銀會計師事務所和安永會計師事務所為本公司2006年度境內外核數師，並授權本公司董事會釐定其酬金；
7. 審議聘任本公司第五屆董事會董事及第五屆監事會監事，其中包括：

「A. 續聘李紹德先生為本公司執行董事。」

「B. 續聘王大雄先生為本公司執行董事。」

「C. 續聘茅士家先生為本公司執行董事。」

「D. 續聘王琨和先生為本公司執行董事。」

「E. 續聘姚作芝先生為本公司非執行董事。」

「F. 續聘胡鴻高先生為本公司獨立非執行董事。」

「G. 續聘謝榮先生為本公司獨立非執行董事。」

「H. 續聘周佔群先生為本公司獨立非執行董事。」

「I. 聘任張國發先生為本公司執行董事。」

「J. 續聘寇來起先生為本公司監事。」

「K. 聘任徐輝先生為本公司監事。」

「L. 聘任陳秀玲女士為本公司監事。」

股東周年大會聘任和續聘的董事之詳細情況

(1) 李紹德先生(以下簡稱「李先生」)

李紹德先生，1950年8月生，現任本公司董事長、中國海運(集團)總公司黨組書記、副總裁、高級經濟師、中海集裝箱運輸股份有限公司非執行董事和副董事長。李先生1968年加入海運局，歷任油輪船隊黨委副書記、勞資處處長，1988年起任上海海運局副局長，於本公司1994年成立起即加入本公司，1995年起任上海海運(集團)公司總經理，1996年起兼任海興輪船董事長。李先生長期從事航運企業的管理，思路敏捷，處事果斷，求真務實，有強烈的市場意識和豐富的運輸安全管理經驗。李先生1983年畢業於上海海運學院水運管理專業，1997年獲工學碩士學位，被聘為上海海運學院客座教授，現任中國船東學會副會長、《航海技術》雜誌主任委員。李先生是國家級有突出貢獻專家，享有政府特殊津貼。

根據本公司之公司章程，李先生的任期為3年，自2006年5月26日起生效，李先生將與本公司簽訂服務協議。除上述情況外，在最近三年裏李先生未在上市公司擔任任何董事職務，亦與本公司任何其他董事、高級管理層、主要股東或控股股東概無任何關係。李先生並無擁有本公司任何股份之權益(定義見《證券及期貨條例》第XV部分)。法定監管部門亦對李先生無不同意見。在擬任期內，本公司無須向李先生支付作為董事的薪酬或花紅。按照香港聯合交易所有限公司證券上市規則(「上市規則」)13.51(2)(h)至(v)，關於李先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(2) 王大雄先生(以下簡稱「王先生」)

王大雄先生，1960年12月生，現任本公司董事、中國海運(集團)總公司副總裁、高級會計師、中海集裝箱運輸股份有限公司非執行董事、招商銀行股份有限公司董事和中海(海南)海盛船務股份有限公司董事長。王先生1983年加入廣州海運局，歷任廣州海運局財務處科長、處長助理、處長，1996年起任廣州海運(集團)有限公司董事、總會計師，於1997年加入本公司。王先生具有紮實的財務專業知識，豐富的財務管理經驗，思路開闊，對現代企業財務謀略有獨到的見解，並有成功的經驗。王先生1983年畢業於上海海運學院水運管理財務專業。

根據本公司之公司章程，王先生的任期為3年，自2006年5月26日獲股東批准之日起生效。除上述情況外，在最近三年裏王先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。王先生並無擁有本公司任何股份權益（定義見《證券及期貨條例》第XV部分）。王先生將與本公司簽訂服務協議。在擬任期內，本公司無須向王先生支付作為董事的薪酬或花紅。法定監管部門亦對王先生無不同意見。按照上市規則13.51(2)(h)至(v)，關於王先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(3) 茅士家先生（以下簡稱「茅先生」）

茅士家先生，1950年3月生，現任本公司董事、總經理。茅先生於一九七四年畢業於上海海運學院，主修航海。茅先生於一九七四年加入上海遠洋運輸公司，曾出任上海遠洋國際貨運公司及北京遠洋國際貨運公司的船長及經理、上海遠洋運輸公司的副總經理、招商局集團明華船務公司及招商局運輸集團的總經理。茅先生於二零零一年一月加入中國海運（集團）總公司（「集團總公司」），曾出任中海碼頭發展有限公司（集團總公司的附屬公司）及中海集團物流有限公司（集團總公司的附屬公司）的總經理。自二零零二年十一月以來，茅先生曾出任集團總公司的助理總裁並於二零零四年加入本公司。茅先生長期從事航海及企業管理工作，具有豐富的企業管理經驗。

根據本公司之公司章程，茅先生的任期為3年，自2006年5月26日獲股東批准之日起生效，除與本集團及集團總公司的關係外，在最近三年裏茅先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。茅先生並無擁有本公司任何股份權益（定義見《證券及期貨條例》第XV部分）。茅先生將與本公司簽訂服務協議。在擬任期內，本公司無須向茅先生支付作為董事的薪酬或花紅。法定監管部門亦對他無不同意見。按照上市規則13.51(2)(h)至(v)，關於茅先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(4) 王琨和先生（以下簡稱「王先生」）

王琨和先生，1948年9月生，現任本公司董事、副總經理、高級工程師。王先生1974年加入廣州海運局，歷任輪機長、機務科長；1995年任廣州海運興華船務公司副總經理、總經理；1998年起任中海發展股份有限公司貨輪公司副總經理、中海供貿有限公司總經理。王先生1968年畢業於集美航海專科學校，長期從事航海及船舶管理工作，具有豐富的企業管理經驗。

根據本公司之公司章程，王先生的任期為3年，自2006年5月26日獲股東批准之日起生效，除與本集團及集團總公司的關係外，在最近三年裏王先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。王先生並無擁有本公司任何股份權益（定義見《證券及期貨條例》第XV部分）。王先生將與本公司簽訂服務協議。在擬任期內，本公司無須向王先生支付作為董事的薪酬或花紅。法定監管部門亦對他無不同意見。按照上市規則13.51(2)(h)至(v)，關於王先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(5) 姚作芝先生（以下簡稱「姚先生」）

姚作芝先生，1946年10月生，現任本公司董事，中海集裝箱運輸股份有限公司監事、監事會主席和中海（海南）海盛股份有限公司董事。姚先生1965年加入廣州海運局，歷任廣州海運局組織處科長、副處長、組織部部長、副局長，1993年起任廣州海運（集團）有限公司副總經理，1997年起任廣州海運（集團）有限公司黨委書記，1998年起兼任中海發展股份有限公司貨輪公司黨委書記並於2003年辭任。姚先生1985年畢業於華南師範大學政治專業。

根據本公司之公司章程，姚先生的任期為3年，自2006年5月26日獲股東批准之日起生效。除上述情況外，在最近三年裏姚先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。姚先生並無擁有本公司任何股份權益（定義見《證券及期貨條例》第XV部分）。姚先生將與本公司簽訂服務協議。在擬任期內，公司無須向姚先生支付作為董事的薪酬或花紅。法定監管部門亦對他無不同意見。按照上市規則13.51(2)(h)至(v)，關於姚先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(6) 胡鴻高先生（以下簡稱「胡先生」）

胡鴻高先生，1954年9月生，現任復旦大學法學院副院長、教授、博士生導師，及東方航空股份有限公司獨立董事。胡先生於2003年起任本公司獨立董事，現兼任中國法學會商法學研究會常務理事、中國法學會經濟法研究會理事、上海市經濟法研究會副會長、上海市政府立法專家諮詢委員會委員。

根據本公司之公司章程，胡先生的任期為3年，自2006年5月26日獲股東批准之日起生效。除上述情況外，在最近三年裏胡先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。胡先生並無擁有本公司任何股份權益（定義見《證券及期貨條例》第XV部分）。胡先生將與本公司簽訂服務協議。在擬任期內，本公司將根據服務協議，並經過雙方協商，向胡先生支付每年60,000元人民幣的薪酬，本公司認為此薪酬處於合理範圍。法定監管部門亦對胡先生無不同意見。按照上市規則13.51(2)(h)至(v)，關於胡先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(7) 謝榮先生（以下簡稱「謝先生」）

謝榮先生，1952年11月生，註冊會計師，上海國家會計學院副院長。1997年至2002年為畢馬威華振會計師事務所合夥人，謝先生於2003年起任本公司獨立董事，現兼任全國會計碩士專業學位教育指導委員會委員、中國審計學會常務理事、中國東方航空股份有限公司獨立董事、光明乳業股份有限公司獨立董事、上海汽車股份有限公司獨立董事、上海實業聯合股份有限公司獨立董事。

根據本公司之公司章程，謝先生的任期為3年，自2006年5月26日獲股東批准之日起生效。除上述情況外，在最近三年裏謝先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。謝先生並無擁有本公司任何股份權益（定義見《證券及期貨條例》第XV部分）。謝先生將與本公司簽訂為期三年的服務協議。在擬任期內，本公司將根據服務協議，並經過雙方協商，向謝先生支付每年60,000元人民幣的薪酬，本公司認為此薪酬處於合理範圍。法定監管部門亦對謝先生無不同意見。按照上市規則13.51(2)(h)至(v)，關於謝先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(8) 周占群先生(以下簡稱「周先生」)

周占群先生，1942年11月生，研究員。周先生於2003年起任本公司獨立董事，現任交通部上海船舶運輸科學研究所運輸系統事業部主任。周先生1965年7月畢業於大連工學院造船系。

根據本公司之公司章程，周先生的任期為3年，自2006年5月26日獲股東批准之日起生效。除上述情況外，在最近三年裏周先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。周先生並無擁有本公司任何股份權益(定義見《證券及期貨條例》第XV部分)。周先生將與本公司簽訂為期三年的服務協議。在擬任期內，本公司將根據服務協議，並經過雙方協商，向周先生支付每年60,000元人民幣的薪酬，本公司認為此薪酬處於合理範圍。法定監管部門亦對周先生無不同意見。按照上市規則13.51(2)(h)至(v)，關於周先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(9) 張國發先生(以下簡稱「張先生」)

張國發先生，1956年10月生，武漢大學經濟學博士，現任中國海運(集團)總公司副總裁、中海集裝箱運輸股份有限公司非執行董事。1991年起任交通部運輸管理司副主任科員、主任科員，1996年起任交通部水運管理司綜合處副處長、國際航運管理處處長，2000年起任交通部水運司司長助理、副司長。

根據本公司之公司章程，張先生的任期為3年，自2006年5月26日獲股東批准之日起生效。除上述情況外，在最近三年裏張先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。張先生並無擁有本公司任何股份權益(定義見《證券及期貨條例》第XV部分)。張先生將與本公司簽訂為期三年的服務協議。在擬任期內，本公司無須向張先生支付作為董事的薪酬或花紅。按照上市規則13.51(2)(h)至(v)，關於張先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

股東周年大會聘任和續聘的監事之詳細情況

(1) 寇來起先生(以下簡稱「寇先生」)

寇來起先生，1950年10月生，現任中國海運(集團)總公司黨組紀檢組組長，歷任上海海運局組織部副部長、人事部主任，中國海運(集團)總公司組織部部長，1997年12月起任中國海運(集團)總公司紀委書記及黨委委員，2003年起任本公司監事。寇先生於2001年畢業於中央黨校函授學院經濟管理專業，長期從事航運企業管理工作。

根據本公司之公司章程，寇先生的任期為3年，自2006年5月26日獲股東批准之日起生效。除與本集團及集團總公司的關係外，在最近三年裏寇先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。寇先生並無擁有本公司任何股份權益(定義見《證券及期貨條例》第XV部分)。寇先生將與本公司簽訂為期三年的服務協議。在擬任期內，公司無須向寇先生支付作為監事的薪酬或花紅。法定監管部門亦對他無不同意見。按照香港聯合交易所有限公司證券上市規則(「上市規則」)13.51(2)(h)至(v)，關於寇先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(2) 徐輝先生(以下簡稱「徐先生」)

徐輝先生，1962年4月出生，現任上海海運(集團)公司總經理，中海集裝箱運輸股份有限公司非執行董事。1984年參加工作，曾任上海海運局油運公司船舶輪機長、指導輪機長等職，1996年12月任上海海興輪船股份有限公司船技部副主任，1997年起任上海海運(集團)公司任技術部主任、副總經理、總經理等職。徐先生1983年畢業於集美航海專科學校。

根據本公司之公司章程，徐先生的任期為3年，自2006年5月26日獲股東批准之日起生效。除與本集團及集團總公司的關係外，在最近三年裏徐先生未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。徐先生並無擁有本公司任何股份權益(定義見《證券及期貨條例》第XV部分)。徐先生將與公司簽訂為期三年的服務協議。在擬任期內，公司無須向徐先生支付作為監事的薪酬或花紅。法定監管部門亦對他無不同意見。按照上市規則13.51(2)(h)至(v)，關於徐先生任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

(3) 陳秀玲女士(以下簡稱「陳女士」)

陳秀玲女士，1965年5月出生，研究生學歷，現任中海貨運航運部副部長。1990年參加工作，歷任廣州海運運輸處科員、廣州海運南方船務公司箱運部經理、總經理助理，於1998年加入本公司任中海貨運商務部副主任等職，2001年1月起任中海貨運航運部副部長兼經營處處長。陳女士1990年5月畢業於武漢水運工程學院交通管理專業。

根據本公司之公司章程，陳女士的任期為3年，自2006年5月26日獲股東批准之日起生效。除與本集團及集團總公司的關係外，在最近三年裏陳女士未在上市公司擔任任何董事職務，亦與本公司的任何其他董事、高級管理層、主要股東或控股股東概無任何關係。陳女士並無擁有本公司任何股份權益(定義見《證券及期貨條例》第XV部分)。陳女士將與公司簽訂為期三年的服務協議。在擬任期間，公司無須向陳女士支付作為監事的薪酬或花紅。法定監管部門亦對她無不同意見。按照上市規則13.51(2)(h)至(v)，關於陳女士任職事宜無其他信息需要予以披露。除此之外，無其他須提請股東關注之事項。

以及作為特別事項，以考慮及以特別決議案方式通過下列決議案：

特別決議案

8. 建議修改本公司《公司章程》，以反映於2005年12月本公司股權分置改革方案完成後，公司股本結構發生的相應變更。具體修改詳情如下：

「在現行章程第十九條最後加上一款作為第十九條第四款，內容為「公司A股市場相關股東會議於2005年12月8日批准公司股權分置改革方案。該股權分置改革方案執行後，公司總股本不變，仍為332600萬股，其中境內上市內資股203000萬股，約佔公司已發行的普通股總數的百分之六十一點零三(61.03%)；境外上市外資股129600萬股，約佔公司已發行的普通股總數百分之三十八點九七(38.97%)。」

附註：

(A) 公司於二零零六年四月二十七日(星期四)至二零零六年五月二十六日(星期五)(包括首尾兩天)暫停辦理H股股份過戶登記手續。凡持有本公司的H股，並於二零零六年四月二十六日(星期三)結束辦公時名列於香港證券登記有限公司所存的本公司H股股東名冊的H股持有人，在完成登記程式後，有權參加股東週年大會及於會上投票。為有權出席股東周年大會並於會上投票，股份過戶文件最遲須於二零零六年四月二十六日(星期三)下午四時正前交回本公司的H股股份過戶登記處。

本公司H股股份過戶登記處地址如下：

香港證券登記有限公司
香港灣仔
皇后大道東183號
合和中心17樓1712-1716室

(B) 擬出席股東周年大會之H股及內資股持有人必須填妥將出席股東周年大會之書面回覆，於股東周年大會舉行前20天，即二零零六年五月六日(星期六)前交回本公司董事會秘書處。

本公司董事會秘書室詳情如下：

中華人民共和國
上海
東大名路700號海運大樓1601室
郵政號碼：200080
電話：86 (21) 6596 6666
傳真：86 (21) 6596 6160

(C) 凡有權出席股東周年大會，並有表決權的H股股東均可書面委任一位或多位人士(不論該人士是否為股東)作為其代表，代表出席股東周年大會及投票，委任超過一名代表的股東，其代表只能以投票方式行使表決權，欲委任一名或多名代表的股東應先閱讀本公司二零零五年年報。

(D) 股東須以書面形式委任代表，由委任者簽署或由其以書面形式正式授權的代理人簽署，如委任書由委任者的代理人簽署，則授權該代理人簽署的授權書或其他授權文件必須經過公證。

(E) H股股票持有人，必須將經公證人證明的授權書或其他授權文件及代理人委任表格於股東周年大會特定舉行時間前24小時之前送達本公司香港H股過戶登記處－香港證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)，以確保上述檔有效。

(F) 凡有權出席股東周年大會，並有表決權的內資股股東均可以書面委任一位或多位人士(不論該人士是否為股東)作為其代表，代表出席股東周年大會及投票。附註(C)及(D)亦適用於內資股股東，除了其授權表格或其他授權文件必須於舉行股東周年大會特定舉行時間前24小時之前交回本公司董事會秘書室，其地址已於以上附註(B)列明，以確保上述文件有效。

(G) 如委派授權代表股東出席股東周年大會，該授權人應出示其身份證明文件及授權人或法律代表已簽署的授權文件並列明文件簽發日期。如法人股東的法律代表出席股東周年大會，該名法律代表必須出示其身份證明文件及有效文件以證明其法律代表身份。如法人股東委任其法律代表以外的公司代表代其出席股東周年大會，則該名代表應出示其身份證明文件及蓋有法人股東蓋章並由其法律代表正式簽署的授權文件。

(H) 預計股東週年大會需時半天。參加股東週年大會的股東的交通及食宿費用自理。

建議修改本公司章程

建議修改本公司《公司章程》，以反映於二零零五年十二月本公司股權分置改革方案完成後，公司股本結構發生的相應變更。具體修改詳情如下：

在現行章程第十九條最後加上一款作為第十九條第四款，內容為「公司A股市場相關股東會議於2005年12月8日批准公司股權分置改革方案。該股權分置改革方案執行後，公司總股本不變，仍為332600萬股，其中境內上市內資股203000萬股，約佔公司已發行的普通股總數的百分之六十一點零三(61.03%)；境外上市外資股129600萬股，約佔公司已發行的普通股總數百分之三十八點九七(38.97%)。」

上述建議修訂須待本公司股東於股東周年大會上以特別決議案方式批准，方可作實。

截止辦理股份過戶登記手續

本公司於二零零六年四月二十七日(星期四)至二零零六年五月二十六日(星期五)(包括首尾兩天)暫停辦理H股股份過戶登記手續。凡持有本公司的H股，並於二零零六年四月二十六日(星期三)結束辦公時名列於香港證券登記有限公司所存的本公司H股股東名冊的H股持有人，在完成登記程式後，有權參加股東周年大會。為有權出席股東周年大會並於會上投票，股份過戶文件最遲須於二零零六年四月二十六日(星期三)下午四時正前交回本公司的H股股份過戶登記處香港證券登記有限公司(地址：香港灣仔皇后大道東183號合和中心17樓1712-1716室)

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

上海
中華人民共和國
二零零六年四月十一日

於本通告刊登日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、茅士家先生、姚作芝先生和王宏和先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佑群先生所組成